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NS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 07:00:09 03 April 2025

RNS Number : 4366D
Unilever PLC
03 April 2025

TRANSACTIONS IN OWN SECURITIES

03 April 2025

Unilever PLC (the "**Company**") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("**th**
The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchase:	02 April 2025
Number of ordinary shares purchased:	30,000
Highest price paid per share:	GBP 46.4800
Lowest price paid per share:	GBP 46.1300
Volume weighted average price paid per share:	GBP 46.3112

Such purchases form part of the Company's existing share buy-back programme and w pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date.

Following the purchase of these shares, Unilever holds 62,434,277 of its ordinary share and has 2,506,113,542 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	**Volume weighted average price (GBP)**	**Aggregated volum**
LSE	46.3112	30,000
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0
Aquis	0.0000	0

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBP)	Trading Venue	Tim
752	46.36	XLON	0
512	46.36	XLON	0
398	46.36	XLON	0
290	46.36	XLON	0
297	46.38	XLON	0
341	46.34	XLON	0
280	46.39	XLON	0
278	46.43	XLON	0
258	46.39	XLON	0
251	46.39	XLON	0
252	46.32	XLON	0
243	46.33	XLON	0
244	46.38	XLON	0
243	46.44	XLON	0
248	46.48	XLON	0
245	46.41	XLON	0

245	46.36	XLON	0
245	46.32	XLON	1
245	46.37	XLON	1
3	46.35	XLON	1
241	46.35	XLON	1
209	46.29	XLON	1
41	46.29	XLON	1
246	46.29	XLON	1
243	46.34	XLON	1
249	46.29	XLON	1
244	46.27	XLON	1
247	46.28	XLON	1
245	46.25	XLON	1
245	46.27	XLON	1
243	46.29	XLON	1
246	46.27	XLON	1
243	46.30	XLON	1
244	46.26	XLON	1
249	46.22	XLON	1
231	46.31	XLON	1
12	46.31	XLON	1
246	46.30	XLON	1
160	46.34	XLON	1
290	46.40	XLON	1
272	46.37	XLON	1
255	46.37	XLON	1
71	46.34	XLON	1
343	46.31	XLON	1
69	46.31	XLON	1
213	46.31	XLON	1
263	46.27	XLON	1
260	46.29	XLON	1
251	46.34	XLON	1
74	46.31	XLON	1
175	46.31	XLON	1
251	46.28	XLON	1
243	46.29	XLON	1
246	46.32	XLON	1
243	46.39	XLON	1
244	46.39	XLON	1

246	46.41	XLON	1
209	46.42	XLON	1
40	46.42	XLON	1
243	46.43	XLON	1
247	46.40	XLON	1
243	46.44	XLON	1
109	46.41	XLON	1
135	46.41	XLON	1
76	46.36	XLON	1
172	46.36	XLON	1
250	46.37	XLON	1
248	46.42	XLON	1
192	46.44	XLON	1
296	46.44	XLON	1
4	46.37	XLON	1
276	46.37	XLON	1
108	46.31	XLON	1
168	46.31	XLON	1
261	46.26	XLON	1
251	46.22	XLON	1
258	46.27	XLON	1
176	46.29	XLON	1
75	46.29	XLON	1
89	46.29	XLON	1
152	46.29	XLON	1
16	46.29	XLON	1
248	46.19	XLON	1
247	46.20	XLON	14
247	46.18	XLON	14
256	46.13	XLON	14
252	46.18	XLON	14
249	46.15	XLON	14
252	46.23	XLON	1
256	46.23	XLON	1
251	46.22	XLON	1
248	46.23	XLON	1
202	46.25	XLON	1
274	46.33	XLON	1
270	46.31	XLON	1
243	46.32	XLON	1

28 46.29 XLON 15 346 46.29 XLON 15 327 46.29 XLON 15 273 46.25 XLON 15 257 46.20 XLON 15 303 46.27 XLON 15 324 46.27 XLON 15 309 46.28 XLON 15 311 46.28 XLON 15 22 46.24 XLON 15 277 46.24 XLON 15 289 46.22 XLON 15 311 46.22 XLON 15 306 46.23 XLON 15 308 46.26 XLON 15 296 46.25 XLON 15 297 46.26 XLON 16 315 46.24 XLON 16 294 46.23 XLON 16 238 46.34 XLON 16 76 46.34 XLON 16 309 46.32 XLON 16 6 46.29 XLON 16 100 46.29 XLON 16 100 46.29 XLON 16 123 46.29 XLON 16 298 46.30 XLON 16 124 46.30 XLON 16 155 46.30 XLON 16 39 46.30 XLON 16 371 46.30 XLON 16 301 46.31 XLON 16 308 46.32 XLON 16 507 46.35 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.